        GROSVENOR EXPLORATIONS INC.
          1533 Eagle Mountain Drive
        Coquitlam, British Columbia
       Canada,V3E 2Z3

    Phone & Fax:(604)328-2908

July 14, 2006

Filed via Edgar
Delivered by Federal Express

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:      Grosvenor Explorations Inc.
    Amendment No. 3 to Registration Statement on Form SB-2
    Filed June 26, 2006
    File No. 333-132681

As you may know, Mr. Patrick Grant, our Chief Financial Officer, spoke by phone with John Cannarella, Staff Accountant on July11th concerning the most efficient way to resolve the outstanding issues raised in your last comment letter dated July 7th , 2006. Mr. Grant was enquiring about whether the remaining concerns regarding financial statements would be resolved by Grosvenor simply completing and filing our 2006 annual audited financial statements to June 30 with the SB-2A. Mr. Cannarella confirmed that this would resolve all but one of the concerns/questions raised in your last comment letter.

However, after further consideration and discussions with our independent auditors and our in-house accountant we determined it would be more time efficient to address, and to clear up, the few remaining issues raised in your July 7th, 2006 comment letter by making the requisite changes to our quarterly financial statements.

Our responses below are keyed to the questions posed in your July 7th, 2006 comment letter and are:

Liquidity and Capital Resources, page 29

1.	As requested we have added, to footnote (v) of the table on page 30, the missing page reference.

Financial Statements, page 53

2.
After further consideration of the issues discussed between John Cannarella, Staff Accountant, and Mr. Grant earlier this week, it was decided not to include the June 30, 2006 audited financial statements in this re-filing. We recognize that should we be unable to clear up the few remaining issues in a timely fashion we may have to include our 2006 year end financial statements in our SB-2. Otherwise, upon our registration statement becoming effective, the Company will file a Form 10-KSB, within the required time period, containing such statements.

Report of Independent Registered Public Accounting Firm, page 54

3.
In accordance with one of the alternatives suggested by you, our auditors have dual dated their report as follows: “March 10, 2006, except Note 6, as to which the date is July 13, 2006.” This wording has also been reflected in the consent letter from the auditors filed as required by Item 601 (b) (23) of Regulation S-B.

4.	The fourth paragraph in the auditors’ report has been revised to refer to the restatement of earnings per share, as follows:

“The Consolidated Statements of Cash Flows has been restated to show a reclassification, resulting from an error, of accounts payable - related parties of $6,921 from Operating Activities to Financing Activities (see note 6). In addition, the Consolidated Statement of Operations has been restated to show a reclassification, resulting from an error, of earnings per share previously stated at $0.54 loss per share based on the average outstanding shares of 23,484 to $0.00 loss per share based on the average outstanding shares of 4,004,879. The comparative figure for average outstanding shares for the period ended June 30, 2005 has been restated to show a reclassification, resulting from an error, from Nil shares outstanding to 1,666,667 shares outstanding (see Note 6).”

Note 6 - Correction of Errors, page 62

5.	In response to this comment, Note 6 has been revised to disclose:

(i)	that earnings per share, as previously reported, was restated to retroactively reflect the nominal issuance of common stock to directors disclosed in Note 5., and,
(ii)	cash flows from operating and financing activities, as previously reported, the effect of the error corrections and the restated amount.

See below:

“CORRECTION OF ERRORS

In the Consolidated Statement of Operations earning per share, as previously reported, was restated to retroactively reflect the nominal issuance of common stock to the directors as disclosed in Note 5, as follows:

NET LOSS PER COMMON SHARE	Jan 31, 2006	June 30, 2005

Basic and diluted - as previously stated	$ (.54)	$ -
Basic and diluted - as corrected	$ -	$ -

AVERAGE OUTSTANDING SHARES

Basic - as previously stated	23,484	-
Basic - as corrected	4,004,879	1,666,667

The Consolidated Statement of Cash Flows has been restated to show a reclassification, resulting for an error, whereby accounts payable - related parties of $6,921 has been reclassified from Operating Activities to Financing Activities. The correction of this error has the effect of decreasing cash flows from operating activities from $(3,074) to $(9,995) and increasing cash flows from investing activities from $56,450 to $63,371, reflecting an error correction of $6,921 to both balances.”

Exhibit II

6.	The weighted average number of shares outstanding for the period ended June 30, 2005 as disclosed in Exhibit II had been revised to agree with Note 6.

The calculation of the weighted average number of shares outstanding for each period was determined as follows:

For the period ended June 30, 2005

Date From	Date To	Number of Shares	Number of Days	Multiplication

May 25, 2005	June 15, 2005	-	21	-
June 15, 2005	June 30, 2005	4,000,000	15	60,000,000
			36	60,000,000

Calculation of the weighted number of share outstanding:

60,000,000	=	1,666,667 shares
36

Calculation of loss per share:

$ 500	=	$0.000299 Say $0.00
1,666,667

For the period ended January 31, 2006

Date From	Date To	Number of Shares	Number of Days	Multiplication

July 1, 2005	Jan 30, 2006	4,000,000	214	856,000,000
Jan. 31, 2006	Jan. 31, 2006	5,049,000	1	5,049,000
			215	861,049,000

Calculation of the weighted number of shares outstanding:

861,049,000	=	4,0004,879
215

Calculation of loss per share:

$ 12,795	=	$0.0005 Say $0.00
4,004,897

For the three months ended March 31, 2006

Date From	Date To	Number of Shares	Number of Days	Multiplication

Jan 1, 2006	Jan 30, 2006	4,000,000	30	120,000,000
Jan. 31, 2006	March 31, 2006	5,049,000	60	302,940,000
			90	422,940,000

Calculation of the weighted number of shares outstanding:

422,940,000	=	4,699,333 shares (*)
90

Calculation of loss per share:

$ 15,807	=	$0.0034 Say $0.00
4,699,333

(*)	The previous figure in the March 31, 2006 interim unaudited financial statements has been changed from 4,515,768 weighted average number of shares outstanding to the above noted figure.

For the nine months ended March 31, 2006

Date From	Date To	Number of Shares	Number of Days	Multiplication

July 1, 2006	Jan 30, 2006	4,000,000	214	856,000,000
Jan. 31, 2006	March 31, 2006	5,049,000	60	302,940,000
			274	1,158,940,000

Calculation of the weighted number of shares outstanding:

1,158,940,000	=	4,229,708 shares (**)
274

Calculation of loss per share:

$ 28,602	=	$0.0057 Say $0.00
4,229,708

(**)	The previous figure in the March 31, 2006 interim unaudited financial statements has been changed from 4,340,270 weighted average number of shares outstanding to the above noted figure.

The Company has made necessary amendments to our SB-2 and Exhibits consistent with the responses to your letter as set out above. I hope that this will assist you in your review.

Thank you for your help in the completion of our registration statement.

Yours very truly;
Grosvenor Explorations Inc.

Per:    ALEXANDER IBSEN
Alexander Ibsen
Chief Executive Officer, President and
Director

Enclosures